EXHIBIT 99.3

Hydrogenics Corporation

Third Quarter 2014

Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation

Consolidated Interim Balance Sheets

(in thousands of US dollars)

(unaudited)

	September 30 2014	December 31 2013

Assets
Current assets
Cash and cash equivalents	$10,700	$11,823
Restricted cash (note 4)	2,780	635
Trade and other receivables	10,661	5,391
Inventories (note 5)	16,738	12,821
Prepaid expenses	980	979
	41,859	31,649
Non-current assets
Restricted cash (note 4)	860	1,389
Investment in joint venture (note 6)	885	-
Property, plant and equipment	1,810	1,684
Intangible assets	149	100
Goodwill (note 20)	4,813	5,248
	8,517	8,421
Total assets	$50,376	$40,070

Liabilities
Current liabilities
Trade and other payables (note 7)	$11,404	$13,193
Warranty provisions (note 8)	1,693	1,912
Deferred revenue	10,788	6,348
Warrants (note 10)	-	1,075
	23,885	22,528
Non-current liabilities
Other non-current liabilities (note 9)	3,750	3,095
Non-current warranty provisions (note 8)	1,072	981
Non-current deferred revenue	6,353	7,305
Total liabilities	35,060	33,909
Equity
Share capital (note 10)	348,256	333,312
Contributed surplus	18,847	18,449
Accumulated other comprehensive loss	(1,301)	(249)
Deficit	(350,486)	(345,351)
Total equity	15,316	6,161
Total equity and liabilities	$50,376	$40,070

Guarantees and Contingencies (notes 4 and 17)

Douglas Alexander Chairman	Don Lowry Director

The accompanying notes form an integral part of these consolidated interim financial statements.

Third Quarter 2014 Consolidated Interim Financial Statements	Page 2

Hydrogenics Corporation

Hydrogenics Corporation

Consolidated Interim Statements of Operations and Comprehensive Loss

(in thousands of US dollars, except share and per share amounts)

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2014	2013	2014	2013
Revenues	$11,093	$9,236	$29,875	$31,413
Cost of sales	8,026	6,506	21,650	22,057
Gross profit	3,067	2,730	8,225	9,356

Operating expenses
Selling, general & administrative expenses (note 11)	2,846	2,830	9,392	11,327
Research and product development expenses (note 12)	1,160	550	2,991	2,336
	4,006	3,380	12,383	13,663

Income (Loss) from operations	(939)	(650)	(4,158)	(4,307)

Finance income (expenses)
Interest income	1	18	4	25
Interest expense	(106)	(121)	(373)	(307)
Foreign currency gains	455	163	603	517
Foreign currency losses	(611)	(61)	(968)	(360)
(Loss) from joint venture (note 6)	(62)	-	(62)	-
Other finance gains (losses), net (note 13)	-	160	(181)	(1,376)
Finance income (loss), net	(323)	159	(977)	(1,501)

Loss before income taxes	(1,262)	(491)	(5,135)	(5,808)
Income tax expense	-	-	-	-
Net loss for the period	(1,262)	(491)	(5,135)	(5,808)

Items that may be reclassified subsequently to net loss:
Exchange differences on translating foreign operations	(985)	379	(1,052)	277
Comprehensive loss for the period	$(2,247)	(112)	$(6,187)	$(5,531)

Net loss per share
Basic and diluted (note 14)	$(0.13)	$(0.05)	$(0.54)	$(0.69)

Weighted average number of common shares outstanding (note 14)	10,089,508	8,963,599	9,593,140	8,453,973

The accompanying notes form an integral part of these consolidated interim financial statements.

Third Quarter 2014 Consolidated Interim Financial Statements	Page 3

Hydrogenics Corporation

Hydrogenics Corporation

Consolidated Interim Statements of Changes in Equity

(in thousands of US dollars, except share and per share amounts)

(unaudited)

	Common shares		Contributed surplus	Deficit	Accumulated other comprehensive loss	Total equity
	Number	Amount
Balance at December 31, 2013	9,017,617	$333,312	$18,449	$(345,351)	$(249)	$6,161
Net loss	-	-	-	(5,135)	-	(5,135)
Other comprehensive loss	-	-	-	-	(1,052)	(1,052)
Total comprehensive loss	-	-	-	(5,135)	(1,052)	(6,187)
Issuance of common shares (note 10)	1,057,144	14,768	-	-	-	14,768
Issuance of common shares on exercise of stock options (note 11)	15,089	176	(64)	-	-	112
Stock-based compensation expense (note 11)	-	-	462	-	-	462
Balance at September 30, 2014	10,089,850	$348,256	$18,847	$(350,486)	$(1,301)	$15,316

	Common shares		Contributed surplus	Deficit	Accumulated other comprehensive loss	Total equity
	Number	Amount
Balance at December 31, 2012 As Revised	7,775,540	$323,513	$17,995	$(336,443)	$(758)	$4,307
Net loss	-	-	-	(5,808)		(5,808)
Other comprehensive loss	-	-	-		277	277
Total comprehensive loss	-	-	-	(5,808)	277	(5,531)
Issuance of common shares (note 10)	1,161,713	8,904	-	-	-	8,904
Issuance of common shares on exercise of stock options (note 11)	41,271	416	(150)	-	-	266
Stock-based compensation expense (note 11)	-	-	486	-	-	486
Balance at September 30, 2013	8,978,524	$332,833	$18,331	$(342,251)	$(481)	$8,432

The authorized share capital of the Corporation consists of an unlimited number of common shares, with no par value, and an unlimited number of preferred shares in series, with no par value.

The accompanying notes form an integral part of these consolidated interim financial statements.

Third Quarter 2014 Consolidated Interim Financial Statements	Page 4

Hydrogenics Corporation

Consolidated Interim Statements of Cash Flows

(in thousands of US dollars)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the period	$(1,262)	$(491)	$(5,135)	$(5,808)
Increase (decrease) in restricted cash	(1,425)	1,673	(1,616)	1,788
Items not affecting cash:
Amortization and depreciation	206	165	524	567
Other finance losses (gains), net (note 13)	-	(160)	181	1,376
Unrealized foreign exchange (gains)	(230)	(196)	(140)	(116)
Unrealized loss on joint venture	62	-	62	-
Stock-based compensation (note 11)	170	145	462	486
Portion of borrowings recorded as a reduction of research and development expenses (note 9(i))	-	(289)	(118)	(289)
Accreted non-cash interest (note 9)	133	87	366	258
Payment of post-retirement benefit liability (note 7)	(25)	(26)	(70)	(75)
Liabilities for compensation indexed to share price	(120)	(10)	473	2,202
Net change in non-cash working capital (note 18)	(1,790)	(1,189)	(7,887)	(7,612)
Cash used in operating activities	(4,281)	(291)	(12,898)	(7,223)

Investing activities
Proceeds from disposals	-	-	9	-
Investment in joint venture	(947)	-	(947)	-
Purchase of property, plant and equipment	(20)	(187)	(545)	(725)
Purchase of intangible assets	(3)	(32)	(83)	(32)
Cash used in investing activities	(970)	(219)	(1,566)	(757)

Financing activities
Repayment of repayable government contributions (note 9)	(50)	(88)	(439)	(338)
Proceeds of borrowings, net of transaction costs (note 9(i))	-	-	-	-
Proceeds of operating borrowings		525	854	1,937
Repayment of operating borrowings	-	-	-	(1,412)
Common shares issued and warrants exercised, net of issuance costs (note 10)	5	5	13,666	7,239
Cash provided by financing activities	(45)	442	14,081	7,426

Effect of exchange rate fluctuations on cash and cash equivalents held	(663)	373	(740)	184
Increase (Decrease) in cash and cash equivalents during the period	(5,959)	305	(1,123)	(370)
Cash and cash equivalents - Beginning of period	16,659	12,345	11,823	13,020
Cash and cash equivalents - End of period	$10,700	$12,650	$10,700	$12,650

Supplemental disclosure
Income taxes paid	$-	$-	$-	$-
Interest paid	$1	$1	$4	$5

The accompanying notes form an integral part of these consolidated interim financial statements.

Third Quarter 2014 Consolidated Interim Financial Statements	Page 5

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Interim Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 1. Description of Business

Hydrogenics Corporation and its subsidiaries (“Hydrogenics” or the “Corporation” or the “Company”) design, develop and manufacture hydrogen generation products based on water electrolysis technology, and fuel cell products based on proton exchange membrane (“PEM”) technology. The Corporation has manufacturing plants in Canada and Belgium, a satellite facility in Germany, and a branch office in Russia. Its products are sold throughout the world.

The Corporation is incorporated and domiciled in Canada. The address of the Corporation’s registered head office is 220 Admiral Boulevard, Mississauga, Ontario, Canada. The Corporation is a public corporation and its shares trade under the symbol “HYG” on the Toronto Stock Exchange and under the symbol “HYGS” on the NASDAQ.

Note 2. Basis of Preparation, Summary of Significant Accounting Policies, Judgments and Estimation Uncertainty

These consolidated interim financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of consolidated interim financial statements, including International Accounting Standard (“IAS”) 34.

These consolidated interim financial statements were approved for issue by the Board of Directors of the Corporation on November 7, 2014.

The accounting policies applied in these consolidated interim financial statements are consistent with those disclosed in Note 2 to the annual consolidated financial statements for the year ended December 31, 2013.

There were no standards adopted by the Corporation for the first time for the financial year beginning on or after January 1, 2014 that have a material impact on the Corporation.

The preparation of consolidated interim financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated interim financial statements and notes to the consolidated interim financial statements. These estimates are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. Significant areas requiring the Corporation to make estimates include revenue and gross profit recognition, warranty provisions, and the long-term debt.

The significant accounting judgments and estimation uncertainties used in the preparation of these consolidated interim financial statements should be read in conjunction with the consolidated annual financial statements for the year ended December 31, 2013 and the notes thereto.

Note 3. Accounting Standards Issued But Not Yet Applied

IFRS 9, Financial Instruments, was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model with only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income (“OCI”). Where equity instruments are measured at fair value through OCI, dividends are recognized in profit or loss to the extent they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated OCI indefinitely.

Third Quarter 2014 Consolidated Interim Financial Statements	Page 6

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Interim Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in OCI. In January 2012, the effective date was revised to January 1, 2015 with earlier application permitted.

IFRS 9 was amended In November 2013, to (i) include guidance on hedge accounting, (ii) allow entities to early adopt the requirement to recognize changes in fair value attributable to changes in an entity’s own credit risk, from financial liabilities designated under the fair value option, in OCI (without having to adopt the remainder of IFRS 9) and (iii) remove the previous mandatory effective date of January 1, 2015, although the standard is available for early adoption. The Corporation has not yet assessed the impact of this standard and amendments or determined whether it will early adopt them.

On May 28, 2014, the IASB issued the final revenue standard, IFRS 15 Revenue from Contracts with Customers, which will replace IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers, and SIC 31 Revenue - Barter Transactions Involving Advertising Services. The new standard will be mandatorily effective for fiscal years beginning on or after January 1, 2017, and interim periods within that year. Earlier application is permitted. The Corporation is assessing the new standard to determine its impact on the Corporation’s Financial Statements.

Note 4. Restricted Cash and Guarantees

At September 30, 2014, the Corporation had outstanding standby letters of credit and letters of guarantee issued by several financial institutions of $6,958 (December 31, 2013 - $7,614), with expiry dates extending to August 2017. The Corporation has restricted cash of $3,640 (December 31, 2013 - $2,024) as partial security for these standby letters of credit and letters of guarantee, with $1,522 restricted in Hydrogenics Europe NV, $2,065 restricted in Hydrogenics Corporation, and $53 restricted in the German entity. These instruments relate primarily to obligations in connection with the terms and conditions of the Corporation’s sales contracts. The standby letters of credit and letters of guarantee may be drawn on by the customer if the Corporation fails to perform its obligations under the sales contracts and the Corporation would be liable to the financial institution for the amount of the standby letter of credit or letter of guarantee in the event the instruments are drawn on.

Note 5. Inventories

	September 30, 2014	December 31, 2013
Raw materials	$7,647	$8,036
Work-in-progress	8,710	4,533
Finished goods	381	252
Total inventory	$16,738	$12,821

Third Quarter 2014 Consolidated Interim Financial Statements	Page 7

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Interim Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

As at September 30, 2014, the inventory obsolescence provisions was as follows:

	2014	2013
At January 1	$1,011	$1,266
Write downs during the period, net of recoveries	54	(72)
Foreign exchange revaluation	(47)	19
As at September 30,	$1,018	$1,213

Previously recorded inventory obsolescence provisions were reversed as a result of subsequent recoveries in net realizable value.

Note 6. Investment in Joint Venture

On May 28, 2014, the Corporation entered into a joint arrangement with a South Korean corporation, whereby the parties formed Kolon Hydrogenics to produce potential businesses based on products and technologies produced by Hydrogenics for the Korean market. The Corporation has 49% equity position in Kolon Hydrogenics and shares joint control. The Board of directors of the joint venture has four directors consisting of two nominees from each of Hydrogenics and Kolon Water and Energy and all resolutions are adopted by an affirmative vote of two-thirds. The Corporation accounts for this joint venture using the equity method in accordance with IFRS 11 “Joint Arrangements”.

September 30, 2014
Equity investment in joint venture	$947
Share in loss of the joint venture	(62)
Investment in joint venture	$885

Summarized balance sheet information of Kolon Hydrogenics is as follows:

September 30, 2014
Assets
Current assets	$1,771
Non-current assets	41
Total Assets	$1,812
Liabilities
Current liabilities	6
Net assets	$1,806
Cash (included in current assets)	$679

Third Quarter 2014 Consolidated Interim Financial Statements	Page 8

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Interim Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Summarized loss from continuing operations and total comprehensive loss from May 28, 2014 through September 30, 2014 for Kolon Hydrogenics is as follows:

September 30, 2014
Joint venture loss from continuing operations	$(126)

The Corporation’s portion of the joint venture’s continuing loss from operations is 49% of the stated amount.

The following table is a reconciliation joint venture’s financial information to the carrying amount of the Corporation’s investment in Kolon Hydrogenics:

September 30, 2014
Net assets of Kolon Hydrogenics	$1,806
Net assets at 49%	885
Equity investment in joint venture	$947
Corporation’s share of net losses at 49%	(62)
Investment in joint venture	$885

Note 7. Trade and Other Payables

Accounts payable and accrued liabilities are as follows:

	September 30, 2014	December 31, 2013
Trade accounts payable	$3,999	$3,115
Accrued payroll and related compensation	2,497	3,871
Liabilities for compensation plans indexed to share price	1,681	1,402
Supplier accruals	2,260	3,182
Current portion of repayable government contributions	225	465
Accrued professional fees	117	270
Other	625	888
Total accounts payable and accrued liabilities	$11,404	$13,193

Third Quarter 2014 Consolidated Interim Financial Statements	Page 9

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Interim Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 8. Warranty Provisions

Changes in the Corporation’s aggregate warranty provision are as follows:

	2014	2013
At January 1,	$2,893	$1,808
Additional provisions	1,702	1,297
Utilized during the period	(1,187)	(498)
Unused amounts reversed	(451)	(442)
Foreign exchange differences	(192)	36
As at September 30,	$2,765	$2,201

The current and long term warranty provisions are as follows:

	September 30, 2014	December 31, 2013
Current provision	$1,693	$1,912
Long term provision	1,072	981
Total warranty provision	$2,765	$2,893

9. Other Non-current Liabilities

Other non-current liabilities are as follows:

	September 30, 2014	December 31, 2013
Long-term debt (i)	$3,149	$2,260
Non-current post-retirement benefit liability (ii)	214	309
Non-current repayable government contributions (iii)	387	526
Total other non-current liabilities	$3,750	$3,095

(i)	Long-term debt

In 2011, the Corporation entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development and Trade, Strategic Jobs and Investment Fund for funding up to C$6,000. Each draw on the loan is calculated based on 50% of eligible costs to a maximum of C$1,500 per disbursement. Eligible costs must be incurred between October 1, 2010 and September 30, 2015.

The maturity date of the loan is ten years from the date of the first disbursement. The loan will be interest free for the first five years, commencing on the first day of the month following the date of the first disbursement, if certain criteria are met, such as the retention and creation of a specified number of jobs. After this five-year period, the loan will bear interest at a rate of 3.67%, if all criteria have been met, and will require repayment at a rate of 20% per year of the outstanding balance for the next five years. If the criteria are not met, the loan will bear interest at a rate of 5.67% per annum for the entire term of the loan commencing from the first disbursement. At the project completion date of September 30, 2015, the outstanding amount of the loan is subject to accelerated repayment in an amount based on the percentage shortfall of actual expenditures incurred to date compared to the contractual minimum. Such amount will be immediately repayable with interest calculated from the date of the last disbursement at a rate of 5.67%.

Third Quarter 2014 Consolidated Interim Financial Statements	Page 10

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Interim Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

The Corporation drew C$972 on the loan during the nine months ended September 30, 2014. There is no availability remaining under this facility at September 30, 2014. The loan is collateralized by a general security agreement covering assets of Hydrogenics Corporation. Additionally, the Corporation is required to maintain a minimum balance of cash in Canadian dollars in a Canadian financial institution at all times.

The change in carrying value of this liability as at September 30 was as follows:

	2014	2013
At January 1,	$2,260	$1,288
Draw downs during the period	735	236
Interest accretion during the period	282	157
Foreign exchange revaluation	(128)	(42)
As at September 30,	$3,149	$1,639

(ii)	Post-retirement benefit liability

The liability, which is unfunded and payable in Canadian dollars, is a defined benefit plan to be paid to a beneficiary.

The present value of the unfunded obligation at September 30, 2014 was $303 (December 31, 2013 - $392), including the current portion of $89 (December 31, 2013 - $83).

(iii)	Repayable government contributions:

The Corporation has received government contributions related to certain historical research and development projects. In 1998, Stuart Energy Systems Corporation (“Stuart Energy”) entered into an agreement (the “TPC Agreement”) with Technologies Partnerships Canada (“TPC”), a program of Industry Canada to develop and demonstrate hydrogen fleet fuel appliances.

In January 2011, with respect to the TPC Agreement, the Corporation entered into an amended agreement (the “Amendment”) with Industry Canada. Under the terms of the Amendment, C$1,500 will be paid to Industry Canada in quarterly installments which commenced in January 2011 and will continue until September 2017. An additional payment (“the Contingent Amount) of 3% of the net proceeds of all equity instrument financing transactions completed by the Corporation on or before September 30, 2017 or the sum of C$800, whichever is the lesser amount, will be paid to Industry Canada. The Corporation has paid C$800 to date under the 3% contingent payment provisions described above, which is the maximum under the agreement.

The present value of this obligation at September 30, 2014 was $613 (December 31, 2013 - $990), including the current portion of $226 (December 31, 2013 - $464), which were included in trade and other payables.

Third Quarter 2014 Consolidated Interim Financial Statements	Page 11

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Interim Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

The change in carrying value of this liability at September 30 was as follows:

	2014	2013
As at January 1,	$990	$1,130
Repayments during the period	(439)	(338)
Interest accretion during the period	84	101
Foreign exchange revaluation	(61)	(52)
Fair value (gain) loss	39	(64)
As at September 30,	$613	$777

Fair value gains and losses have been recorded in other finance gains and losses, net of interest expense.

Note 10. Share Capital

Common Shares

	2014		2013
	Number	Amount	Number	Amount
Balance at January 1	9,017,617	$333,312	7,775,540	$323,513
Share offering	1,000,000	13,545	891,250	6,145
Warrants exercised	57,144	1,223	270,463	2,759
Stock options exercised (note 9)	15,089	176	41,271	416
As at September 30,	10,089,850	$348,256	8,978,524	$332,833

Common Share issuance

On May 13, 2014 the Company and CommScope, Inc. of North Carolina (“CommScope”) entered into an underwriting agreement to issue 1,500,000 common shares of the Company (1,000,000 from Treasury and 500,000 secondary shares by CommScope) at a price of $15 per share. The underwriters also retained an overallotment of 225,000 shares that could be issued at any time during the 30 days following the closing of the offering. On May 16, 2014 the Company issued 1,000,000 shares for gross proceeds of $15,000. Net proceeds after underwriting fees and expenses were $13,545.

On April 30, 2013 the Company entered into an underwriting agreement to issue 775,000 common shares of the Company at an issue price of $7.75 per share. The underwriter also retained an overallotment of 116,250 shares that could be issued at any time on the ensuing 30 days. On May 3, 2013 the Company issued 891,250 shares for gross proceeds of $6,907 inclusive of the overallotment. Net proceeds after underwriting fees and expenses were $6,145.

Third Quarter 2014 Consolidated Interim Financial Statements	Page 12

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Interim Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 11. Stock-based Compensation

Stock option plan

Under the Hydrogenics Omnibus Incentive Plan adopted in 2012, the Corporation may issue stock options to employees, directors and consultants as part of a long-term incentive plan. Stock options were previously granted under the Corporation’s Stock Option Plan.

A summary of the Corporation’s employee stock option plan activity at September 30, 2014 and 2013 is as follows:

	2014		2013
	Number of shares	Weighted average exercise price C$	Number of shares	Weighted average exercise price C$
Outstanding, beginning of period	503,907	$8.63	526,519	$9.71
Granted	-	-	30,000	$8.10
Exercised	(14,135)	$8.66	(41,271)	$6.73
Expired	(5,052)	$160.11	(2,583)	$142.52
Outstanding, end of period	484,720	$7.05	512,665	$8.17

All options are for a term of ten years from the date of grant and vest over four years unless otherwise determined by the Board of Directors. The fair value of the stock options granted in the period is determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	2014	2013
Risk-free interest rate (%)	-	1.39%
Expected volatility (%)	-	69%
Expected life (in years)	-	5.5
Expected dividends	-	-
Expected dividends	-	$4.71

Expected volatility during the nine months ended September 30, 2013 was determined using the stock historical volatility for the 5.5 years prior to the date of grant, as this is the expected life of the stock option.

Stock-based compensation expense for the three and nine months ended September 30, 2014, related to stock options was $61 and $226, respectively was included in selling, general and administrative expenses (three and nine months ended September 2013 - $57 and $224, respectively).

Third Quarter 2014 Consolidated Interim Financial Statements	Page 13

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Interim Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Performance Share Units (“PSUs”)

	2014	2013
Balance at January 1,	154,493	148,320
PSUs issued	37,827	6,173
As at September 30	192,320	154,493

For the three and nine months ended September 30, 2014, stock-based compensation expense for PSUs issued under the Hydrogenics Omnibus Incentive Plan was $109 and $236, respectively (three and nine months ended September 30, 2013 - $44 and $131, respectively), with an offsetting increase to contributed surplus.

Deferred Share Units (“DSUs”)

	2014		2013
	Number	Amount	Number	Amount
Balance at January 1,	131,320	$2,521	124,085	$842
DSU redemptions	(49,442)	(1,472)	(805)	-
DSU compensation expense	3,888	78	6,235	67
DSU fair value adjustments	-	318	-	813
As at September 30,	85,766	$1,445	129,515	$1,722

For the three months ended September 30, 2014, the Corporation recognized a net recovery for DSUs of $109 (September 30, 2013 - $68), consisting of expense of $26 (September 30, 2013 - $20) for the issue of new DSUs offset by a recovery $135 (September 30, 2013 – a recovery $88) for the mark-to-market adjustment to the liability for the three month period.

The DSU expense for the nine months ended September 30, 2014 was $396 (September 30, 2013 - $880) with $78 (September 30, 2013 - $67) for the issue of new DSUs and $318 (September 30, 2013 - $813) for the mark-to-market adjustment to the liability.

The DSU liability at September 30, 2014 of $1,445 (December 31, 2013 - $2,521) was included in trade and other payables. DSUs vest immediately on the date of issuance.

Restricted Share Units (“RSUs”)

	2014		2013
	Number	Amount	Number	Amount
Balance at January 1,	46,885	$660	189,694	$859
RSU compensation expense	-	194	-	445
RSU fair value adjustments	-	(117)	-	883
As at September 30,	46,885	$737	189,694	$2,187

For the three months ended September 30, 2014, the Corporation recognized a net recovery for RSU’s of $11 (September 30, 2013 – expense of $66), consisting of amortization expense of $53 (September 30, 2013 - $29) associated with RSUs issued under the Hydrogenics Omnibus Incentive Plan and the former RSU plan offset by a recovery $64 (September 30, 2013 – expense of $37) for the mark-to-market adjustment to the liability for the three month period.

Third Quarter 2014 Consolidated Interim Financial Statements	Page 14

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Interim Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

The RSU expense for the nine months ended September 30, 2014 was $77 (September 30, 2013 - $1,328) with $194 (September 30, 2013 $445) for amortization expense and a recovery of $117 (September 30, 2013 – an expense of $883) for the mark-to-market adjustment to the liability.

The RSU liability at September 30, 2014 of $737 (December 31, 2013 - $2,187) was included in trade and other payables.

Note 12. Research and Product Development Expenses

Research and product development expenses are recorded net of non-repayable third party program funding received or receivable. For the three and nine months ended September 30, 2014 and 2013, research and product development expenses and non-repayable program funding, which have been received, or receivable, are as follows:

Three months ended September 30,	2014	2013
Research and product development expenses	$1,790	$1,251
Government research and product development funding	(630)	(701)
Total	$1,160	$550

Nine months ended September 30,	2014	2013
Research and product development expenses	$5,354	$3,880
Government research and product development funding	(2,363)	(1,544)
Total	$2,991	$2,336

Note 13. Other Finance Gains and Losses, Net

Components of other finance gains and losses, net are as follows:

Three months ended September 30,	2014	2013
Gain from change in fair value of exercised warrants (note 8)	$-	$34
Gain from change in fair value of outstanding warrants (note 8)	-	142
(Loss) from change in net present value of repayable government contribution (note 7)	-	(16)
	$-	$160

Third Quarter 2014 Consolidated Interim Financial Statements	Page 15

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Interim Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Nine months ended: September 30,	2014	2013
(Loss) from change in fair value of exercised warrants (note 8)	$(142)	$(566)
(Loss) from change in fair value of outstanding warrants (note 8)	-	(875)
(Loss) gain from change in net present value of repayable government contribution (note 7)	(39)	65
	$(181)	$(1,376)

Note 14. Net Loss Per Share

The loss per share for the periods ended September 30, 2014 and 2013 were as follows

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Net loss	$(1,262)	(491)	$(5,135)	$(5,808)

Weighted average number of common shares outstanding – basic	10,089,508	8,963,599	9,593,140	8,453,973
Dilutive effect of stock options	-	-	-	-
Dilutive effect of warrants	-	-	-	-
Weighted average number of shares outstanding – diluted	10,089,508	8,963,599	9,593,140	8,453,973
Net loss per share – basic and diluted	$(0.13)	(0.05)	$(0.54)	$(0.69)

No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net loss per share, as their impact would be anti-dilutive.

Note 15. Lines of Credit

On June 30, 2014, the Corporation entered into operating line of credit for up to €7,000 or approximately $8,846 (December 31, 2013 - $12,019).

Pursuant to the terms of the credit facility, Hydrogenics Europe NV (the “Borrower”), a wholly owned Belgium based subsidiary, may utilize the facility for the issuance of standby letters of credit and letters of guarantee up to €7,000. The Borrower may also borrow a maximum of 75% of the value of awarded sales contracts, approved by the Belgian financial institution, to a maximum of €750, provided that sufficient room exists under the overall facility limit of €7,000. The Borrower may also borrow up to €1,250 for general business purposes, provided sufficient limit exists under the overall facility limit of €7,000. At September 30, 2014, €2,516 of standby letters of credit and letters of guarantee are outstanding and nil Euros have been drawn against the operating line of credit. At September 30, 2014, the Corporation had availability of €4,484 or approximately $5,666 (December 31, 2013 - $4,405).

The credit facility bears interest at a rate of EURIBOR plus 1.45% per annum and is secured by a €1,000 secured first charge covering all assets of the Borrower. The credit facility contains a negative pledge precluding the Borrower from providing security over its assets. Additionally, the Borrower is required to maintain a solvency covenant, defined as equity plus current account divided by total liabilities of not less than 25% and ensure that its intercompany accounts with Hydrogenics do not fall below a defined level. At September 30, 2014, the Borrower was in compliance with these covenants.

On July 15, 2014, the Corporation’s Power Systems business segment entered into agreement for additional operating lines of credit of C$6,248 (December 31, 2013 - $2,374) or approximately $5,579 of which $3,726 were outstanding, as standby letters of credit and letters of guarantee issued at September 30, 2014. The Corporation had $1,853 (December 31, 2013 - $nil) available under this credit facility at September 30, 2014.

Third Quarter 2014 Consolidated Interim Financial Statements	Page 16

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Interim Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 16. Contingencies

The Corporation has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement, and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service.

These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. The Corporation has purchased directors’ and officers’ liability insurance. No amount has been recorded in the consolidated interim financial statements with respect to these indemnification agreements, as the Corporation is not aware of any claims.

In the normal course of operations, the Corporation may provide indemnification agreements, other than those listed above, to counterparties that requires the Corporation to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based on the contract. The nature of the indemnification agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. No amount has been recorded in the consolidated interim financial statements with respect to these indemnification agreements, as the Corporation is not aware of any claims.

Note 17. Related Party Transactions

In the normal course of operations, the Corporation subcontracts certain manufacturing functions to a corporation owned by a relative of one of the shareholders of the Corporation. Billings by this related corporation for material was $72 and $153, respectively, for the three and nine months ended September 30, 2014 (three and nine months ended September 30, 2013 - $24 and $190, respectively). At September 30, 2014, the Corporation has an accounts payable balance due to this related party of $12 (December 31, 2013 - $12).

As a result of CommScope’s investments in the Corporation, CommScope is also a related party. Revenues from this related party for product were $36 and $52 in the three and nine months ended September 30, 2014 (September 30, 2013 - $62 and $3,957). At September 30, 2014, the Corporation has no accounts receivable from this related party (December 31, 2013 - $94). The Corporation had no accounts payable balances with this related party for the three and nine months ended September 30, 2014 and 2013.

On May 28, 2014, the Corporation entered into a joint arrangement with Kolon Water & Energy to form the joint venture Kolon Hydrogenics and the Corporation holds an equity investment in this joint venture.

All related party transactions involve the parent company. There are no related party transactions to disclose for the Corporation’s subsidiaries.

Third Quarter 2014 Consolidated Interim Financial Statements	Page 17

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Interim Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 18. Consolidated Interim Statements of Cash Flows

Components of the net change in non-cash working capital are as follows:

Three months ended: September 30,	2014	2013
Decrease (increase) in current assets
Trade and other receivables	$(2,608)	$(1,036)
Inventories	1,457	(1,259)
Prepaid expenses	136	150
Increase (decrease) in current liabilities
Trade and other payables, including warranty provision	(2,875)	421
Deferred revenue	2,100	535
Subtotal	$(1,790)	$(1,189)
Liabilities for compensation indexed to share price	(120)	(10)
	$(1,910)	$(1,199)

Nine months ended: September 30,	2014	2013
Decrease (increase) in current assets
Trade and other receivables	$(5,222)	$638
Grants receivable	-	17
Inventories	(3,917)	(1,693)
Prepaid expenses	-	376
Increase (decrease) in current liabilities
Trade and other payables, including warranty provision	(2,236)	(1,696)
Deferred revenue	3,488	(5,254)
Subtotal	$(7,887)	$(7,612)
Liabilities for compensation indexed to share price	473	2,202
	$(7,414)	$(5,410)

Note 19. Segmented Financial Information

The Corporation’s two reportable segments include OnSite Generation and Power Systems. Segmentation is based on the internal reporting and organizational structure, taking into account the different risk and income structures of the key products and production processes of the Corporation. Where applicable, corporate and other activities are reported separately as Corporate and Other. OnSite Generation includes the design, development, manufacture and sale of hydrogen generation products. Power Systems includes the design, development, manufacture and sale of fuel cell products.

Financial information by reportable segment for the three and nine months ended September 30, 2014 and September 30, 2013 is as follows:

Third Quarter 2014 Consolidated Interim Financial Statements	Page 18

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Interim Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Three months ended: September 30, 2014	On-Site Generation	Power Systems	Corporate and Other	Total
Consolidated Interim Statement of Operations and Comprehensive Loss:
Revenues from external customers	$7,435	$3,658	$-	$11,093
Gross profit	1,817	1,250	-	3,067
Selling, general and administrative expenses	855	1,016	975	2,846
Research and product development expenses	250	902	8	1,160
Segment gain (loss)	712	(668)	(983)	(939)
Interest income	-	-	1	1
Interest (expense)	-	-	(106)	(106)
Foreign currency gains	-	-	455	455
Foreign currency (losses)	-	-	(611)	(611)
(Loss) in joint venture	-	-	(62)	(62)
Other finance losses, net	-	-	-	-
Income (loss) before income tax	$712	$(668)	(1,306)	(1,262)
Consolidated Interim Balance Sheet:
Total segment assets	$23,528	$17,323	$9,525	$50,376
Total segment liabilities (current and non-current)	$13,404	$19,424	$2,232	$35,060

Three months ended: September 30, 2013	On-Site Generation	Power Systems	Corporate and Other	Total
Consolidated Interim Statement of Operations and Comprehensive Loss:
Revenues from external customers	$5,820	$3,416	$-	$9,236
Gross profit	492	2,238	-	2,730
Selling, general and administrative expenses	637	1,091	1,102	2,830
Research and product development expenses	187	356	7	550
Segment gain (loss)	(332)	791	(1,109)	(650)
Interest income	-	-	18	18
Interest( expense)	-	-	(121)	(121)
Foreign currency gains	-	-	163	163
Foreign currency (losses)	-	-	(61)	(61)
Other finance gains, net	-	-	160	160
Income (loss) before income taxes	$(332)	$791	$(950)	$(491)
Consolidated Interim Balance Sheet:
Total segment assets	$22,235	$9,657	$8,527	$40,419
Total segment liabilities (current and non-current)	$11,435	$16,823	$3,953	$31,987

Third Quarter 2014 Consolidated Interim Financial Statements	Page 19

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Interim Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Nine months ended: September 30, 2014	On-Site Generation	Power Systems	Corporate and Other	Total
Consolidated Interim Statement of Operations and Comprehensive Loss:
Revenues from external customers	$20,912	$8,963	$-	$29,875
Intersegment revenue	246	93	-	339
Gross profit	4,730	3,495	-	8,225
Selling, general and administrative expenses	2,520	3,131	3,741	9,392
Research and product development expenses	1,024	1,952	15	2,991
Segment gain (loss)	1,186	(1,588)	(3,756)	(4,158)
Interest income	-	-	4	4
Interest (expense)	-	-	(373)	(373)
Foreign currency gains	-	-	603	603
Foreign currency (losses)	-	-	(968)	(968)
(Loss) in joint venture	-	-	(62)	(62)
Other finance (losses), net	-	-	(181)	(181)
Income (loss) before income taxes	$1,186	$(1,588)	$(4,733)	$(5,135)

Nine months ended: September 30, 2013	On-Site Generation	Power Systems	Corporate and Other	Total
Consolidated Interim Statement of Operations and Comprehensive Loss:
Revenues from external customers	$17,130	$14,283	$-	$31,413
Intersegment revenue	8	38	-	46
Gross profit	2,455	6,901	-	9,356
Selling, general and administrative expenses	2,250	3,427	5,650	11,327
Research and product development expenses	601	1,710	25	2,336
Segment gain (loss)	(396)	1,764	(5,675)	(4,307)
Interest income	-	-	25	25
Interest (expense)	-	-	(307)	(307)
Foreign currency gains	-	-	517	517
Foreign currency (losses)	-	-	(360)	(360)
Other finance (losses), net	-	-	(1,376)	(1,376)
Income (loss) before income taxes	$(396)	$1,764	$(7,176)	$(5,808)

Note 20. Goodwill

Goodwill relating to the Corporation’s OnSite Generation segment at September 30, 2014 was $4,813 (December 31, 2013 - $5,248). OnSite Generation consists of the Corporation’s subsidiary primarily located in Belgium with a functional currency of the Euro. The changes in goodwill are a result of currency fluctuations between the US dollar and the Euro.

Third Quarter 2014 Consolidated Interim Financial Statements	Page 20

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Interim Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 21. Risk Management Arising From Financial Instruments – Fair Value

Fair value

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued liabilities (excluding the liabilities relating to the RSUs and DSUs) approximate their fair value given their short-term nature. The carrying value of the non-current liabilities approximates their fair value given the difference between the discount rates used to recognize the liabilities in the consolidated balance sheets and the market rates of interest is insignificant.

Fair value measurements recognized in the balance sheets must be categorized in accordance with the following levels:

(i)	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
(ii)	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);
(iii)	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Corporation has not transferred any financial instruments between Level 1, 2, or 3 of the fair value hierarchy during the nine months ended September 30, 2014.

Third Quarter 2014 Consolidated Interim Financial Statements	Page 21